STEP Income Securities® (STEPS®)

STEP Income Securities® Linked to the Common Stock of Whirlpool Corporation
Issuer	Deutsche Bank AG (“Deutsche Bank”), London Branch
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Underlying Stock	Common stock of Whirlpool Corporation (the “Underlying Company”) (NYSE symbol: WHR)
Interest	8.50% per year, paid quarterly
Payout Profile at Maturity

•   A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 108.50% of the starting value

•   1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk

Step Level	108.50% of the starting value of the Underlying Stock
Step Payment	[$0.10 to $0.50] per unit, a [1% to 5%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the starting value of the Underlying Stock
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1159508/000095010317008919/dp80578_424b2-tssteps113.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including any repayment of principal, are subject to Deutsche Bank’s credit risk and any resolution measure imposed by the competent resolution authority, and any actual or perceived changes in its creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent, is unable to pay its obligations, or any resolution measure becomes applicable to it, you may lose your entire investment.

•	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

•	The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC.website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-206013 Date September 15, 2017